ACTIVE LIFE CERTIFICATE

Issued by

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

A[280 Trumbull Street, Hartford, Connecticut 06103 ]

Prudential Retirement Insurance and Annuity Company (“PRIAC”) is issuing this certificate (the “Annuity”) under a group annuity contract. The group annuity contract holder and group annuity contract number are shown below.

PLEASE READ THIS CERTIFICATE CAREFULLY. It is a legal contract between you and PRIAC. This Annuity is issued subject to its provisions and in consideration of any Purchase Payments you make and we accept.

We offer this Annuity to individuals, who purchase this Annuity in connection with a deposit of assets to a custodial account established as an [individual retirement account / a Roth individual retirement account”]. This Annuity is issued to the custodian of the [individual retirement account / Roth individual retirement account], although a Certificate may also be furnished to the individual for whose benefit the [individual retirement account / Roth individual retirement account] is established.

This Certificate describes our guarantees with respect to the purchase of this [Individual Retirement Account Annuity / Roth Individual Retirement Account Annuity]. If you also purchased a similar annuity in connection with a deposit of assets to a custodial account established as a [Roth individual retirement account / individual retirement account], you will receive a separate certificate describing our guarantees with respect to such annuity.

Group Annuity Contract: B [GA-1234 ]

    Contract Holder: B [Wells Fargo Bank, N.A. Trustee for the PRIAC Trust]

During the Accumulation Phase Sub-account transfers, if applicable, Purchased Payments directed into the Sub-account(s), [transfers from the annuity associated with the Traditional IRA Certificate, if applicable, ] and values are based on the investment performance of the Sub-account(s) and therefore are not guaranteed. Guaranteed withdrawal benefits and payments during this Annuity Phase are supported by PRIAC’s general account.

FREE LOOK

You may return this Annuity to our office for a refund within ten days after you receive it, or longer if required by applicable law or regulation. It can be mailed or delivered to us at the address shown in Section 12.11. The amount of the refund will be the amount required to be returned in accordance with applicable law.

[The benefits of the policy providing your coverage are governed primarily by the law of a state other than Florida.]

NOTICE: This Annuity provides for you to take Excess Withdrawals as described in Section 1.12 of this Certificate. You should be aware that Excess Withdrawals may adversely impact the benefits provided under this Annuity and may result in a termination of benefits.

GROUP FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

NON-PARTICIPATING

PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY

[Facsimile Signature]
[President ]

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ALC-408-TGWB-II-2010

SECTION 1.    DEFINITIONS

For purposes of this Annuity, the following definitions shall apply:

1.1	Account Value. The value of each allocation to the Sub-account listed in Appendix A, prior to the Annuity Date, plus any earnings and/or less any losses, distributions, and charges thereon. If we add more Sub-accounts in the future, the Account Value is then determined separately for each Sub-account, and then totaled to determine the Account Value for the entire Annuity.

1.2	Accumulation Phase. The period that begins with the Issue Date and ends on the Annuity Date, or earlier if this Annuity ends through a full Withdrawal or payment of a death benefit.

1.3	[Annual Guaranteed Withdrawal Amount]. For each Birthday Year, the annual amount we guarantee will be available to you as a Guaranteed Withdrawal. This amount is equal to the product of the Guaranteed Withdrawal Percentage and the Income Base on the Guaranteed Withdrawal Lock-In Date.

If the Guaranteed Withdrawal Lock-In Date is not the same date as the Purchaser’s Birthday, your [Annual Guaranteed Withdrawal Amount] available for the period from the Guaranteed Withdrawal Lock-In Date to the Purchaser’s next Birthday will be prorated by the ratio of:

(i)    the number of days in the Birthday Year until the Purchaser’s next Birthday, and

(ii)    365 days.

After the Guaranteed Withdrawal Lock-In Date, your [Annual Guaranteed Withdrawal Amount] may be increased or decreased as provided in Section 7 of this Annuity.

Your [Annual Guaranteed Withdrawal Amount] will not be greater than [$287,500] or less than [$250].

If the entire [Annual Guaranteed Withdrawal Amount] is not taken as a Withdrawal in any Birthday Year, the portion of the [Annual Guaranteed Withdrawal Amount] not taken as a Withdrawal will expire. Guaranteed Withdrawals not taken in a Birthday Year will not increase the [Annual Guaranteed Withdrawal Amount] for any subsequent Birthday Year.

1.4.	Annuity Date. The date we apply the Account Value, less any applicable tax charges, to the applicable annuity option and begin the Annuity Phase.

1.5.	Annuity Phase. The period beginning on the Annuity Date during which annuity payments are due.

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1.6.	Annuity Years. Continuous 12-month periods commencing on the Issue Date and each anniversary of the Issue Date.

1.7.	Beneficiary(ies): The person(s) designated as the recipient of any death benefit under the IRA this Annuity funds.

1.8.	Birthday. The anniversary of the Purchaser’s birth date, or, if such date is not a Valuation Date, the Valuation Date immediately preceding such date.

1.9.	Birthday Year. A “Birthday Year” begins on the Purchaser’s Birthday and ends on the day preceding the Purchaser’s next Birthday.

1.10.	Contract. The Group Annuity Contract shown on the cover page.

1.11.	[Eligible Spouse. A Spouse who is eligible to receive a Spousal Benefit, and for whom you have elected to receive a Spousal Benefit, in accordance with this Annuity, including the terms and conditions of Section 8.]

1.12.	Excess Withdrawal. The total amount of Withdrawals in any Birthday Year in excess of the [Annual Guaranteed Withdrawal Amount] for that Birthday Year. Certain Withdrawals in connection with a Required Minimum Distribution (RMD) as described in Section 12.1 of this Annuity are not considered nor do they count as Excess Withdrawals.

The amount of any Purchase Payments during any Birthday Year will not reduce prior Excess Withdrawals in that Birthday Year.

1.13.	Good Order. Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received (and where applicable, processed) at the address set forth in Section 12.11:

a.	in a form that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations;

b.	on specific forms, or by other means we then permit (such as via telephone or electronic transmission); and

c.	with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

1.14	Guarantee Fee. The fee we charge for our guarantees under this Annuity as set forth in Section 10.6 of this Annuity.

1.15.	Guaranteed Withdrawal. For any Birthday Year, any amount(s) taken as a Withdrawal after the Guaranteed Withdrawal Lock-In Date that

a.	in total does not exceed the [Annual Guaranteed Withdrawal Amount]; and

b.	represents either a Withdrawal or an amount paid by us from our general account.

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1.16.	Guaranteed Withdrawal Lock-In Date. The date you elect to establish the [Annual Guaranteed Withdrawal Amount] for your benefit.

The Guaranteed Withdrawal Lock-In Date may not be earlier than the date you attain age [55].

[If you are a Purchaser, then your Spouse is not eligible to receive the Spousal Benefit under Section 8 unless both you and your Spouse have attained age [55] on the Guaranteed Withdrawal Lock-In Date. ]

The election of a Guaranteed Withdrawal Lock-In Date cannot be revoked.

1.17.	Guaranteed Withdrawal Percentage. The percentage of your Income Base that you may take as a Guaranteed Withdrawal each Birthday Year without reducing the [Annual Guaranteed Withdrawal Amount.] [If you are the Purchaser, and do not elect the Spousal Benefit under Section 8 the Guaranteed Withdrawal Lock-In Date, then we will determine your Guaranteed Withdrawal Percentage] as follows:

Your Age on Guaranteed Withdrawal Lock-In Date	Guaranteed Withdrawal Percentage [without Spousal Benefit]
[Age 55-64	[4.25%
Age 65-69	5.00%
Age 70+]	5.75% ]

[If you are a Purchaser, and you elect the Spousal Benefit under Section 8, then we will use the age of the younger of you and your Spouse on the Guaranteed Withdrawal Lock-In Date to determine the Guaranteed Withdrawal Percentage, and the Guaranteed Withdrawal Percentage shall be determined as follows:]

[

Lower Age of you or your Eligible Spouse on Guaranteed Withdrawal Lock-In Date	Guaranteed Withdrawal Percentage with Spousal Benefit
[Age 55-64	[3.75%
Age 65-69	4.50%
Age 70+]	5.25% ]

]

1.18	Highest Birthday Value.

The highest Account Value as of each of the Purchaser’s Birthdays from the Issue Date until the Valuation Date immediately prior to the Guaranteed Withdrawal Lock-In Date.

The amount of each Purchase Payment during a Birthday Year will increase each Highest Birthday Value attained before that Purchase Payment.

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[The Highest Birthday Value will also be increased by transfers from the IRA Annuity, if applicable, to this Annuity, as described in Section 3 of this Certificate.]

Each Withdrawal before the Guaranteed Withdrawal Lock-In Date will reduce the then current Highest Birthday Value by the percentage equivalent to the ratio of (i) the Withdrawal and (ii) the Account Value on the Valuation Date of the Withdrawal, unreduced by the Withdrawal amount.

If such reduction occurs, then we will reduce any subsequent increase or decrease in the Highest Birthday Value from the reduced Highest Birthday Value. If you die before the Guaranteed Withdrawal Lock-In Date, the Highest Birthday Value is reset to equal zero and your Spouse on the date of your death, named as your beneficiary, shall have the rights specified in Section 9.2.

1.19.	Income Base. Prior to your Guaranteed Withdrawal Lock-In Date, on each Valuation Date, the Income Base equals your Highest Birthday Value as of the Valuation Date immediately prior. Prior to the Lock-In Date, the Income Base is determined only for reference.

On your Guaranteed Withdrawal Lock-In Date, your Income Base equals the greater of the:

i.	Account Value under this Annuity, or

ii.	Highest Birthday Value under this Annuity,

on the Valuation Date immediately before your Guaranteed Withdrawal Lock-In Date.

Thereafter, the Income Base may be increased or decreased in the manner set forth in Section 7 of this Certificate.

The Income Base will not be greater than [$5,000,000].

1.20	Individual Retirement Account Annuity (IRA). A tax qualified retirement investment under Section 408 of the Internal Revenue Code (the “Code”), as amended, other than a Roth IRA Annuity, which is invested in the Sub-account(s) listed in Appendix A that are used to provide our guarantees under this Annuity. Such Annuity is subject to eligibility requirements, contribution limits and other tax particulars as specified in the Code.

1.21.	Issue Date. The effective date of this Annuity.

1.22.	Purchaser. The individual who directs Purchase Payments to be made to this Annuity.

1.23.	Purchase Payment. A cash consideration in currency of the United States of America given to us in exchange for the rights, privileges and benefits outlined in this Annuity. [Amounts transferred from the IRA to this Annuity are considered Purchase Payments under this Annuity, only if our guarantees under the IRA are not transferred to this Annuity as described in Section 3 of this Certificate.]

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1.24.	Roth Individual Retirement Account Annuity (Roth IRA Annuity). A tax qualified retirement investment under Section 408A of the Code, as amended, which is invested in the Sub-account(s) listed in Appendix A that are used to provide our guarantees under this Annuity. Such contract is subject to eligibility requirements, contribution limits and other tax particulars as specified in the Code.

1.25.	Separate Account. The insurance company variable separate account shown in Appendix A. We hold Purchase Payments allocated to the one or more Sub-accounts in the Separate Account. The Separate Account is set apart from all the general assets of PRIAC.

[1.26.	Spouse. For purposes of this Annuity, Spouse shall mean, at the times specified in this Annuity:

a.	the person to whom the Purchaser is legally married, determined under applicable state law; or

b.	the person with whom the Purchaser has a legal civil union partnership, recognized under applicable state law.]

[1.27.	Spousal Benefit. An optional benefit described in Section 8 of this Annuity.]

1.28.	Step-Up Amount. The excess, if any, of (a) over (b), determined annually as of the Step-Up Date, where:

a.	is the Account Value; and

b.	is the Income Base.

1.29.	Step-Up Date. After the Guaranteed Withdrawal Lock-In Date, each Valuation Date that immediately precedes the Purchaser’s Birthday.

1.30.	Sub-account. A division of the Separate Account that invests in an underlying mutual fund or portfolio. Available Sub-account(s) are shown on Appendix A.

1.31.	Valuation Date. A day on which the New York Stock Exchange is open for business. The Valuation Date generally closes at 4:00 p.m. Eastern time. We base all transactions processed on a Valuation Date as of the close of that Valuation Date.

1.32.	Withdrawal. Any amount you withdraw from the Sub-account(s) pursuant to Sections 5.

1.33.	we, us, our. Prudential Retirement Insurance and Annuity Company (PRIAC).

1.34.	you, your. The Purchaser. Unless otherwise specified herein, you and your include your Spouse if such Spouse were the Spousal Beneficiary as described in Section 9.2.

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SECTION 2    PURCHASE PAYMENTS

2.1.	Initial Purchase Payment. Our issuance of this Annuity represents our acceptance of the initial Purchase Payment.

2.2.	Additional Purchase Payments. You may make additional Purchase Payments at any time, subject to the following limitations:

•	Minimum additional Purchase Payment is [$250]. We reserve the right to reduce this minimum.

•

The maximum aggregate amount of Purchase Payments you may make to this Annuity is [$2,000,000]. Our approval is required for Purchase Payments that exceed [$1,000,000] in an Annuity Year. We reserve the right to increase these maximums.

•

We may limit or reject any subsequent Purchase Payment(s) for [ninety (90)] days after the date of a Withdrawal if we determine that as a result of the timing and amounts of your subsequent Purchase Payments and Withdrawals, the Income Base or [Annual Guaranteed Withdrawal Amount] is being increased in an unintended fashion. Among the factors we will use in making a determination as to whether an action is designed to increase these guarantees in an unintended fashion is the relative size of subsequent Purchase Payment(s). We will impose such limits for all annuity purchasers in the same class in a non-discriminatory manner.

We will allocate any additional Purchase Payments to the one or more Sub-accounts listed in Appendix A. If more than one Sub-account, then unless you have otherwise instructed us, we will allocate any additional Purchase Payments among the allocation options according to your most recent allocation instructions.

2.3.	Allocation of Purchase Payments. You may allocate Purchase Payments to the Sub-account(s) listed in Appendix A.

2.4.	Purchase Payment Restriction. We reserve the right (i) to cease accepting subsequent Purchase Payments at any time for new business purposes; or (ii) to not permit transfers between Sub-accounts, in the event of more than one Sub-account. We will exercise such reservation of right for all annuity purchases in the same class in a non-discriminatory manner. We will not accept any Purchase Payments once the Account Value decreases to $0.00.

SECTION 3    TRANSFERS

3.1.	Transfers Between Sub-accounts. Currently, we offer one Sub-account as an investment option under this Annuity. In the event that we offer additional Sub-accounts as investment options, we would allow transfers between such Sub-accounts, subject to our allocation and transfer rules. We must receive your transfer request in Good Order. Transfers may be subject to a transfer fee.

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[3.2	Transfers From The IRA Annuity to This Annuity. If, in addition to this Annuity, you purchase an IRA Annuity, we will permit transfers of all or a portion of your account value from the IRA Annuity to this Annuity, subject to applicable federal law. However, we will not permit transfers from this Annuity to the IRA Annuity.

If you make such an election, our guarantees under this Annuity will increase in accordance with (a) and (b) below, and subject to (c) below:

a.	If you transfer your entire “account value” under the IRA Annuity to this Annuity, then, on the date of such transfer:

i.	the Highest Birthday Value under this Annuity will be increased by the amount of the “highest birthday value” under the IRA Annuity: and

ii.	the Income Base and Annual Guaranteed Withdrawal Amount under this Annuity will be increased by the amount of the “income base” and “annual guaranteed withdrawal amount” under the IRA Annuity.

Upon completion of such transfer, all our guarantees under the IRA Annuity will be cancelled, and no further benefits would be due under IRA Annuity.

b.	If, at any time, you transfer a portion of your account value under the IRA Annuity to this Annuity, then on the date of such transfer:

i.	the Highest Birthday Value under this Annuity will be increased by an amount equal to the “highest birthday value” under the IRA Annuity multiplied by the ratio of the amount of the “account value” under the IRA Annuity being transferred to this Annuity to the entire “account value” under the IRA Annuity; and

ii.	the Income Base under this Annuity will be increased by an amount equal to the “income base” under the IRA Annuity multiplied by the ratio of the amount of the “account value” transferred to this Annuity to the entire “account value” under the IRA Annuity.

c.	If, on or after your “guaranteed withdrawal lock-in date”, you transfer all or a portion of your “account value” under the IRA Annuity to this Annuity, and you have not elected a Guaranteed Withdrawal Lock-In Date under this Annuity, the amount transferred will be considered a Purchase Payment under this Annuity, and your Income Base will be increased by the amount of such Purchase Payment.]

[3.2	Transfers From This Annuity to Roth IRA Annuity. If, in addition to this Annuity, you purchased a Roth IRA Annuity, we will permit transfers from this Annuity into the Roth IRA Annuity, subject to applicable federal law. You may transfer all or a portion of your Account Value under this Annuity to the Roth IRA Annuity.

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If you make such an election, our guarantees under this Annuity would decrease as follows:

a.	If you transfer your entire Account Value under this Annuity to the Roth IRA Annuity, then, on the date of such transfer:

i.	the Account Value, the Highest Birthday Value, Income Base and Annual Guaranteed Withdrawal Amount under this Annuity will decrease to zero, cancelling our guarantees under this Annuity, and

ii.	this Certificate will no longer be in effect.

b.	If you transfer a portion of your Account Value under this Annuity to the Roth IRA Annuity, then on the date of such transfer:

i.	if the transfer occurs before your Guaranteed Withdrawal Lock-In Date, the Highest Birthday Value under this Annuity will be reduced by the percentage equivalent to the ratio of the portion of the Account Value transferred out to the total Account Value under this Annuity prior to such transfer; or

ii.	if the transfer occurs on or after the Guaranteed Withdrawal Lock-In Date, the Income Base under this Annuity will be reduced by the percentage equivalent to the ratio of the portion of the Account Value transferred out to the total Account Value under this Annuity prior to such transfer. ]

3.3	Transfer Restrictions. We reserve the right to limit the number of transfers between Sub-accounts, if applicable, in any Annuity Year for all existing or new Annuities; or to not permit transfers between Sub-account(s). In addition, in light of the risks that frequent transfers impose upon the owners of the annuities and other investors in the Separate Account, and underlying mutual fund portfolios that serve as funding vehicles for the Sub-accounts, we reserve the right to limit transfer activity and impose other requirements or charges to minimize these risks, including but not limited to:

a.	requiring a minimum time period between each transfer,

b.	limiting the number of transfers in any Annuity Year, or

c.	refusing any transfer request for one or more annuity owners.

SECTION 4    OPERATION OF THE SEPARATE ACCOUNT

4.1	General. The assets supporting our obligations under this Annuity may be held in various accounts, depending on the obligation being supported. Assets supporting Annuity guarantees are held in our general account. Assets supporting obligations based on the Account Value invested in Sub-accounts are held in a separate account established under the laws of the State of Connecticut.

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4.2	Separate Account. We are the legal owner of assets in the Separate Account. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account, are credited to or charged against the Separate Account in accordance with the terms of the annuities supported by such assets without regard to our other income, gains or losses or to the income, gains or losses in any other of our separate accounts. We will maintain assets in the Separate Account with a total market value at least equal to the reserve and other liabilities we must maintain in relation to the obligations supported by such assets. These assets may only be charged with liabilities that arise from such obligations. The Separate Account also holds assets of other contracts issued by us with values and benefits that vary according to the investment performance of the Separate Account.

The Separate Account is registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940 (the “1940 act”) as a unit investment trust, which is a type of investment company. This does not involve any supervision by the SEC of the investment policies, management or practices of the Separate Account.

The Separate Account consists of Sub-account(s) may invest in underlying mutual funds or portfolios. We reserve the right to change the investment policy of any or all Sub-account(s), add Sub-accounts, eliminate Sub-accounts, combine Sub-accounts, and limit access to a Sub-account or to substitute underlying mutual funds or portfolios of underlying mutual funds, subject to any required regulatory approvals. Values and benefits based on deposits to the Sub-account(s) will vary with the investment performance of the underlying mutual fund or fund portfolios, as applicable. We do not guarantee the investment results of this Sub-account, or any Sub-account that we may add.

We may from time to time change material features of, or close, certain Separate Accounts or Sub-accounts. Any changes will be made only if permitted by applicable law and regulations. Also, when required by law, we will obtain the approval of Investors and Participants of the changes and the approval of any appropriate regulatory authority.

The amount of our obligations in relation to allocations to the Sub-account(s) is based on the investment performance of the Sub-account(s). However, the guarantees provided under this Annuity are our general corporate obligations.

SECTION 5    WITHDRAWALS

5.1.	General. We may require that you submit a request in Good Order for any withdrawal. We may also require that you send your Annuity to the address listed in Section 12.11 as part of any surrender request. We price any distribution on the date we receive all materials in Good Order.

5.2.	Withdrawals Not Required. Withdrawals are not required at any time, other than to comply with the terms of the Code.

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5.3.	Frequency of Withdrawals. Withdrawals may be taken in any amount and frequency. We take Withdrawals from the Sub-account specified in Appendix A. If more than one Sub-account is available, we will take Withdrawals proportionally from the Sub-accounts, unless you instruct us otherwise and the allocation is one we allow. However, we reserve the right to require each Withdrawal be at least [$250].

5.4.	Withdrawals Resulting in Termination of Annuity. Except as provided in Section 6.2, if the Account Value equals zero because of Withdrawals, this Annuity shall terminate and shall have no further value or benefits.

5.5.	Order of Withdrawals. When a Withdrawal occurs, the amount withdrawn will be pro-rated among the amounts allocated to each Sub-account, if applicable. In addition, if the Account Value has more than one Guarantee Fee when a Withdrawal occurs, the amount to be withdrawn from each Sub-account, if applicable, will be pro-rated among the amounts subject to each Guarantee Fee.

SECTION 6    GUARANTEED WITHDRAWALS

6.1.	Guaranteed Withdrawals. This Section describes the guaranteed minimum withdrawal feature of this Annuity.

We guarantee that Guaranteed Withdrawals may be taken each Birthday Year starting at the Guaranteed Withdrawal Lock-In Date until your death, in an amount equal to the [Annual Guaranteed Withdrawal Amount]. [If you are the Purchaser, and elect the Spousal Benefit described in Section 8, then we guarantee that Guaranteed Withdrawals may be taken each Birthday Year after your death until the death of your Eligible Spouse, as described in Section 8 of this Annuity. ]

6.2.	Guaranteed Withdrawals When the Account Value Reaches Zero. We will make one or more payments each Birthday Year from our general account that in the aggregate with any Guaranteed Withdrawal taken during such Birthday Year will equal the [Annual Guaranteed Withdrawal Amount], if:

a.	the Account Value is $0.00; and

b.	the [Annual Guaranteed Withdrawal Amount] is greater than $0.00 on or after the Guaranteed Withdrawal Lock-In Date.

We will make these payments from our general account. In the absence of alternate instructions, we will make payments [monthly]. However, in the Birthday Year we first make payments from our general account, if the total amount of the payments expected to be made from our general account during that year is less than the [Annual Guaranteed Withdrawal Amount], then we may make a single sum payment of the total amount.

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SECTION 7	ADJUSTMENTS TO THE INCOME BASE AND [ANNUAL GUARANTEED WITHDRAWAL AMOUNT] AFTER THE GUARANTEED WITHDRAWAL LOCK-IN DATE

7.1.	Income Base and [Annual Guaranteed Withdrawal Amount] Increased by Purchase Payments. The Income Base and [Annual Guaranteed Withdrawal Amount] will increase if a Purchase Payment is made. The Income Base will increase by the initial amount of such Purchase Payment.

If the Income Base is increased, then the Annual Guaranteed Withdrawal Amount immediately will increase by an amount equal to the product of (i) the Guaranteed Withdrawal Percentage and (ii) the amount of the increase in the Income Base.

The increase is subject to the following limitations:

In the initial Birthday Year that the Guaranteed Withdrawal Lock-In Date is elected, we will reduce the amount of such increase if the Purchase Payment is not allocated on the Purchaser’s Birthday. The increase will be prorated by the ratio of (i) the days in the Birthday Year until the Participant’s next Birthday and (ii) 365 days. This reduction in the initial Birthday Year will not reduce the [Annual Guaranteed Withdrawal Amount] in future Birthday Years.

The additional amount of the [Annual Guaranteed Withdrawal Amount]may, but is not required to, be taken as a Guaranteed Withdrawal in the Birthday Year in which the [Annual Guaranteed Withdrawal Amount] is increased or in later Birthday Years. If an Excess Withdrawal was taken in the Birthday Year of such Purchase Payment any increase in the [Annual Guaranteed Withdrawal Amount] will not be effective until the following Birthday Year.

If the entire [Annual Guaranteed Withdrawal Amount] is not taken as a Withdrawal in any Birthday Year, the portion of the [Annual Guaranteed Withdrawal Amount] not taken as a Withdrawal will expire, and will not increase the [Annual Guaranteed Withdrawal Amount] for any subsequent Birthday Year.

7.2.	Income Base and [Annual Guaranteed Withdrawal Amount] Increased by Step-Up Amount. On each Birthday after the Guaranteed Withdrawal Lock-In Date, the Income Base may be increased by any Step-Up Amount. If so, then the [Annual Guaranteed Withdrawal Amount ] immediately will be increased by the amount equal to the product of:

a.	the Guaranteed Withdrawal Percentage, and

b.	the amount of the increase in the Income Base.

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The additional amount may, but is not required to, be taken as a Guaranteed Withdrawal in the Birthday Year in which the [Annual Guaranteed Withdrawal Amount] increased.

If the entire [Annual Guaranteed Withdrawal Amount] is not taken as a Withdrawal within any Birthday Year, the portion of the [Annual Guaranteed Withdrawal Amount] not taken as a Withdrawal will expire, and will not increase the [Annual Guaranteed Withdrawal Amount] for any subsequent Birthday Years.

If we have not notified you about an increase in the Guarantee Fee, then the Income Base will be increased automatically by the Step-Up Amount.

If we have notified you about an increase in the Guarantee Fee as set forth in Section 7.1, then we will increase the Income Base by the amount of the Step-Up unless you reject the increase in the manner described in the next paragraph. If the Income Base is increased by the Step-Up Amount, then the increased Guarantee Fee will apply to the entire Account Value.

We will give to the person that can make Withdrawals C [ninety (90)] days notice of his or her eligibility for the increase in the Income Base. The Notice will state that by that person accepting the Step-Up Amount, he or she will pay an increased Guarantee Fee on the entire Account Value. If that person accepts the Step-Up Amount, this will result in an increase in the Guarantee Fee. If that person decides to reject both increases, we must be notified in writing within the C [ninety (90)] day period of such rejection. Otherwise, we will consider that person to have accepted both increases.

If that person rejects the Step-Up Amount, it will not affect the eligibility for subsequent Step-Up Amounts.

7.3.	Income Base and [Annual Guaranteed Withdrawal Amount] Decreased by Excess Withdrawals. If an Excess Withdrawal is taken in any Birthday Year, we will decrease the [Annual Guaranteed Withdrawal Amount] by the percentage equivalent to the ratio of:

(i)	the amount of the Excess Withdrawal and

(ii)	the Account Value as of the Valuation Date of the Excess Withdrawal without reduction for the amount of the Excess Withdrawal .

[SECTION 8    SPOUSAL BENEFIT

This Section describes the Spousal Benefit feature of this Annuity. The Spousal Benefit is an optional benefit. If you are the Purchaser and elect the Spousal Benefit, your Guaranteed Withdrawal Percentage used to determine your [Annual Guaranteed Withdrawal Amount] will be lower, as described in Section 1.18. Under the Spousal Benefit, we guarantee that the [Annual Guaranteed Withdrawal Amount], as adjusted under the terms of this Annuity, will be available for Guaranteed Withdrawals until the later to die of the Purchaser and his or her Spouse. We may require proof of marriage and other information that satisfies our requirements, all in Good Order.

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If your Spouse is the sole Beneficiary under this Annuity on the Guaranteed Withdrawal Lock-In Date, as part of that election, you may also make an irrevocable election to have the [Annual Guaranteed Withdrawal Amount ] continue after your death for Guaranteed Withdrawals during your surviving Spouse’s life.

If such election is made, the Income Base and [Annual Guaranteed Withdrawal Amount] will be available to your Spouse provided at the time of your death:

a.	the same Spouse is living;

b.	you are legally married to the same Spouse; and

c.	the same Spouse is your sole Beneficiary.

When your Eligible Spouse dies, the Income Base and [Annual Guaranteed Withdrawal Amount] will expire. Any Account Value will be paid pursuant to Section 9.1 of this Annuity.

The election under this Section 8 may not be made before the date both the Purchaser and Spouse have attained age D [55 ].

Any amounts remaining under this Annuity following the death of the Purchaser must be distributed in accordance with the terms of the Code. Where the Spouse is the Purchaser’s civil union partner or spouse in a same-sex marriage, provisions of the Code may prevent or limit the form and timing of distributions under this Annuity. This may prevent or limit such Spouse’s ability to receive the Spousal Benefit under this Rider.]

SECTION 9    PAYMENTS UPON DEATH

9.1.	Payments to Beneficiary, other than Spouse. Except as provided in Section 9.2 of this Annuity, upon the later of your death [or, if applicable, your Eligible Spouse’s death] before the Annuity Date, we pay the Account Value to the Beneficiary as a death benefit. We pay death benefit claims upon receipt of due proof of death, and other documentation we require in Good Order. The amount of the death benefit is determined when we receive this documentation in Good Order. A death benefit under this Section 9.1 is payable only if your Account Value is greater than zero.

9.2	Spousal Beneficiary. If you are the Purchaser and you die, before your Guaranteed Withdrawal Lock-In Date, or after your Guaranteed Withdrawal Lock-In Date, but without having elected the Spousal Benefit, and if your Spouse is your Beneficiary of your Account Value on the date of your death, then, subject to the terms of the Code, the amounts invested in the Sub-account(s) which guarantee this Annuity may remain invested in such Sub-account(s) for the behalf of your surviving Spouse, subject to the following:

a.	All of our guarantees under this Annuity for your benefit immediately will expire with no value, and any existing Highest Birthday Value and Income Base will be reset to zero. The value of any amounts currently invested in the Sub-account(s) for the benefit of your surviving Spouse, determined in accordance with the documents governing such Sub-accounts, will be deemed a new Purchase Payment to such Sub-account(s) for the benefit of your surviving Spouse, creating a new Issue Date. On this new Issue Date, the Income Base will be reset to equal the then current Account Value. Thereafter, for purposes of this Annuity only, your Spouse will have the rights of “Purchaser” and your Spouse’s date of birth will be used to determine the Birthday.

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b.	Any amounts remaining under this Annuity following the death of the Purchaser must be distributed in accordance with the terms of the Code. Where the Spouse is the Purchaser’s civil union partner or spouse in a same-sex marriage, provisions of the Code may prevent or limit the form and timing of distributions under this Annuity. This may prevent or limit such Spouse’s ability to receive the benefit under this Certificate.

SECTION 10    FEES

10.1.	General. The charges that are or may be assessed against your Annuity are the contract fee, tax charge, transfer fees, insurance and administrative charge and guarantee fee.

10.2.	Contract Fee. This is an annual maintenance fee deducted at the end of each Annuity Year. The amount of this charge is currently [$0.00]. We reserve the right to charge a fee up to a maximum amount of [$150]. We reserve the right to reduce the fee, and/or waive it for certain annuities with a minimum Account Value. We will waive all or a portion of the fee if we are required by law or regulation. As of the Valuation Date that the contract fee will be due, the fee will be assessed proportionately against the Account Value of all investment options to which your Account Value is allocated.

10.3.	Tax Charge. We reserve the right to impose a charge generally intended to approximate any applicable premium tax, retaliatory tax and other taxes imposed on us. In some cases the tax charges may be more and in some cases less than the actual amount of taxes we are required to pay with respect to a particular annuity. We may, in our discretion, pay these taxes when due and deduct the tax charges from the Account Value later.

10.4.	Transfer Fee. If we have more than one Sub-account under this Annuity, we may impose a transfer fee of up to F [$30 ] for each transfer after the twelfth in an Annuity Year. We reserve the right to reduce the transfer fee or increase the number of transfers before the fee is applied. We will deduct the fee immediately after a transfer and the fee will be assessed proportionately against all investment allocations to which your Account Value is allocated. We reserve the right to reduce the transfer fee for transfers made electronically or through another mode we allow, if applicable.

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10.5.	Insurance and Administrative Charge. We deduct this charge daily against the assets allocated to the Sub-account(s). The current insurance and administrative charge equals on an annual basis F [.65% ] of the daily value of the contract. We have the right to increase this charge up to F [1.75% ]. Any increase in this charge would apply immediately to the daily value of the Sub-account(s). We will give you prior written notice before increasing this charge. We deduct this charge based upon the Annuity's Account Value. The charge is affected by any increases or decreases in your Account Value based on market fluctuations of the Sub-account(s). Therefore, a portion of the amount we receive from the charge may include amounts based on market appreciation of the Sub-account value(s).

10.6.	Guarantee Fee. We deduct this charge daily against the assets allocated to the Sub-account(s) for our withdrawal guarantees. The Guarantee Fee is the product of (a) the Account Value and (b) the current annual rate of F [1.00]%. We have the right to increase this Guarantee Fee to F [1.50]%.

We reserve the right to change the Guarantee Fee by providing C [ninety (90)] days advance written notice of such change. If we make such a change, the new Guarantee Fee will apply only to Purchase Payments on and after the effective date of such change, except in the case of certain Step Up transactions described in Section 7.2. We will keep a record of amounts subject to each Guarantee Fee.

10.7.	Underlying Fund Expenses. Sub-account(s) invest in shares of a corresponding underlying mutual fund. Those funds charge fees that are in addition to the contract-related fees described in this section. These fees affect the market value of the Sub-account(s) and therefore your Account Value, but are not charges directly imposed by this Annuity.

SECTION 11    ANNUITY OPTION

11.1.	General. This Annuity provides for payments under one of the Annuity Payout Options described below. With our consent, you may also select any other available Annuity Payout Options in addition to those shown. You will be the payee of the options made available, unless we receive other instructions in Good Order.

Annuity payments can be guaranteed for a certain period or for a certain period and life. You may choose an Annuity Date, an annuity option and the frequency of annuity payments. The earliest available Annuity Date is one year from the date we issue this Annuity.

You may change your choices at any time up to thirty days before any Annuity Date you selected. We must receive your request in Good Order. In the Annuity Phase, subsequent to the death of the Annuitant, we continue to pay any “certain” payments (payments not contingent on the continuance of any life) to the named payee or, if applicable, any named successor payee. The Beneficiary designation during the Accumulation Period is not applicable to the Annuity Phase unless you have indicated otherwise, or we determine that applicable law requires that we continue a designation.

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If, at the time this Annuity reaches the Annuity Phase, the Account Value is less than [$2,000], or would provide an initial payment amount of less than [$100 per month], then we reserve the right to pay you the Account Value in one lump sum in full satisfaction of our obligations under this Annuity.

11.2	Annuity Payout Options. For purposes of the annuity options described below, the term “measuring life” means the person upon whose life any payments dependent upon the continuation of life are based.

a.	Option 1 - Payments for a Certain Period: Under this option, payments are made periodically for a specified number years, subject to our then current rules.

b.	Option 2 – Life Income Annuity with Period Certain: Under this option, payments are made for as long as the Annuitant lives, with payments certain for 120 months. We may make other payment frequencies and durations available.

We reserve the right to require evidence satisfactory to us of the age of any “measuring life” upon whose life payment amounts are calculated before commencement of any annuity payments.

Fixed annuity payments under Option 1 or 2 above do not fluctuate.

11.3	[Annuity Purchase Rates. The annuity rates for the Life Income Annuity option above will not be less than those determined by the following actuarial assumptions:

1950 Male Group Annuity Valuation Table, with age setback of 4.8 years plus one-fifth of the number of years from 1895 to the annuitant’s year of birth; Interest-2%; Loading-8.25%.

If, on the Annuity Date, our current annuity purchase rates offered to annuitants in the same class as you are more favorable than the rates produced by the assumptions above, then we will make payments to you based on our current purchase rates. ]

SECTION 12-    MISCELLANEOUS

12.1.	[Required Minimum Distributions. If you [or your Eligible Spouse] [are/is] required to take certain required minimum distributions (RMD) from this Annuity that will exceed your Annual Guaranteed Withdrawal Amount, then all or a portion of these required distributions may not be treated as Excess Withdrawals. Any additional Withdrawal amount that is not treated as an Excess Withdrawal for this purpose will be determined by us as set forth below.

As of the last Valuation Date in each calendar year [ following the Guaranteed Withdrawal Lock-In Date / beginning with the calendar year immediately preceding the

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calendar year of the Guaranteed Withdrawal Lock-In Date] (the “RMD Calculation Date”), we determine, following procedures communicated to you, the amount you E [or your Eligible Spouse] must withdraw to comply with requirements of Section 401(a)(9) of the Code that apply to distributions over your life, the life of a designated Beneficiary, or the lives of you and a designated Beneficiary, during the following calendar year (the “RMD Payment Year”).

This amount will be based on the assumption that [the sum of] the Guaranteed Withdrawal Market Value [and the net actuarial value of our guarantees to your [or your Eligible Spouse] under this Certificate is your [or your Eligible Spouse’s ] entire account balance under the Plan. [If the amount determined on the RMD Calculation Date is for an Eligible Spouse, the amount will be based on the assumption that the Eligible Spouse is a “spouse” for purposes of federal law. ] If the required minimum distribution (RMD) amount determined using these assumptions exceeds the [Annual Guaranteed Withdrawal Amount] on the RMD Calculation Date, then the difference between the RMD amount and the [Annual Guaranteed Withdrawal Amount] will be the “RMD Value.” .

Withdrawals taken in the RMD Payment Year will be treated as Excess Withdrawals only to the extent they exceed the RMD Value. Any RMD Value remaining at the end of each RMD Payment Year shall expire and not increase the RMD Value in any subsequent RMD Payment Year.]

12.2.	Reports to You: We provide reports to you. We will provide you with reports at least once annually showing your Account Value and other relevant information about your Annuity. You may request additional reports. We reserve the right to charge up to [$50 ] for each such additional report.

12.3.	Misstatements and Corrections. If we discover that your or an Eligible Spouse’s age or spousal status under this Annuity was misstated, or we discover a clerical error, then we will make adjustments to any payments, fees, guarantees or other values under this Annuity to reasonably conform to such facts. Such adjustments will follow our established procedures applied on a uniform basis.

12.4.	Assignment. Our guarantees as described in this Annuity are for the exclusive benefit of you, [an Eligible Spouse] and Beneficiary, if applicable. To the full extent permitted by law and the Contract, our guarantees are not subject to legal process for the claims of creditors of anyone. You, [an Eligible Spouse], or Beneficiary may not assign, forfeit or transfer our guarantees, except as provided in this Annuity.

12.5.	Information and Proof. We may require any information and proof that we believe is necessary to fulfill our obligation under this Annuity.

12.6.	Regulatory Requirements. Any revision to the Contract will not affect our guarantees as provided in this Annuity unless the revision is required to comply with federal or state law or any applicable rule or regulation issued by a government agency

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12.7.	Entire Contract: This Annuity and the Contract, including any riders, endorsements, schedule supplements, and amendments that are made part of this Annuity or the Contract are the entire contract. This Annuity may be changed or modified only in a writing signed by our President, a Vice President, Second Vice President or Secretary. We are not bound by any promises or representations made by or to any other person.

12.8.	Nonparticipation: The Annuity does not share in our profits or surplus earnings.

12.9.	Deferral of Transactions: We may defer any annuity payment for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from any fixed annuity payout for more than thirty days, we pay interest not less than that required by law. We may defer any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed seven calendar days from the date the transaction is effected. Any other deferral period begins on the date such distribution or transfer would otherwise have been transacted.

In addition to the transfer restrictions above, all transactions into, out of, or based on any Sub-account may be postponed whenever: (1) the New York Stock Exchange is closed (other than customary holidays or weekends) or trading on the New York Stock Exchange is restricted as determined by the SEC; (2) the SEC permits postponement and so orders; or (3) the SEC determines that an emergency exists making valuation or disposal of securities not reasonably practical.

12.10.	Evidence of Survival: Before we make a payment, we have the right to require proof of continued life and any other documentation we need to make a payment. We can require this proof for any person whose life or death determines whether or to whom we must make the payment.

12.11.	Correspondence. You must send any notices required under this Annuity to us in writing (by first class mail, postage prepaid).

You must send them to us at the following address:

Prudential Retirement Insurance and Annuity Company

Prudential Retirement

[Defined Contribution Administration

280 Trumbull Street

Hartford, CT 06103]

We will send any correspondence to you or your Eligible Spouse at the address last shown on our records.

For information and assistance, you may contact Us at Our toll-free number: [800-534-4054]. You will be informed of any changes to this toll-free number by written notice.

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APPENDIX A

SEPARATE ACCOUNTS: PRIAC Variable Contract Account A

Sub-account Portfolio(s): [Prudential Asset Allocation Fund (Class Z)]